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                            EXHIBIT 5 TO SCHEDULE 13D




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                           HFP Recapitalization Corp.
                c/o Hellman & Friedman Capital Partners IV, L.P.
                               One Maritime Plaza
                                   12th Floor
                         San Francisco, California 94111




                                                              October 17, 2003


Special Committee of the Board of Directors
Right Management Consultants, Inc.
1818 Market Street
Philadelphia, Pennsylvania  19103

Ladies and Gentlemen:

         Reference is made to our letter to the Board of Directors of Right Management Consultants, Inc. (the "Company") dated September 22, 2003 containing a proposal (the "Proposal") to recapitalize the Company in a transaction that would result in the Company's shareholders, other than those who are part of the offering group identified therein, receiving cash consideration of $17.00 per share (the "Recapitalization") on the terms and subject to the conditions set forth therein. As requested by you, we hereby extend the Proposal until the close of business on October 31, 2003, after which time, unless earlier accepted, the Proposal will lapse. Other than this extension, the terms and conditions of the Proposal remain the same. Please contact either Philip Hammarskjold or Allen Thorpe of Hellman & Friedman LLC at (415) 788-5111 to respond to the Proposal, or if you or your advisors and counsel require any additional information.



         We look forward to discussing our offer with you as soon as possible and entering into a definitive agreement and consummating the Recapitalization on an expedited basis.


                                               Sincerely yours,

                                               HFP RECAPITALIZATION CORP.


                                               By: /s/ Philip U. Hammarskjold
                                                   ----------------------------
                                                   Name: Philip Hammarskjold
                                                   Title: President